Filed by Fulcrum Therapeutics, Inc.

pursuant Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fulcrum Therapeutics, Inc.

Filer’s SEC File No.: 001-38978

Date: August 17, 2026

This filing relates to the proposed merger of Fulcrum Therapeutics, Inc., a Delaware corporation (“Fulcrum”), and Slate Medicines, Inc., a Delaware corporation (“Slate”), pursuant to the terms of that certain Agreement and Plan of Meger, dated as of August 16, 2026, by and among Fulcrum, Slate, Fusion Merger Sub I, Inc. and Fusion Merger Sub II, LLC. The following is the script of a joint conference call hosted by Fulcrum and Slate held on August 17, 2026.

Fulcrum Therapeutics and Slate Medicines Merger

Call Transcript

CORPORATE PARTICIPANTS

Alex Sapir

Chief Executive Officer, Fulcrum Therapeutics

Gregory Oakes

Chief Executive Officer, Slate Medicines

MANAGEMENT DISCUSSION SECTION

Operator

Good morning, ladies and gentlemen. Thank you for standing by. Welcome to today’s conference call regarding the merger agreement between Fulcrum Therapeutics and Slate Medicines. At this time, all participants are in a listen-only mode. Please be advised, the call is being recorded and will be available for replay on the Fulcrum Therapeutics website.

I will now turn the conference over to Chris Brinzey.

Chris Brinzey

Investor Relations, ICR

Thank you, operator, and good morning, everyone. Before we begin, I’d like to remind you that today’s call may include forward-looking statements, including statements related to the expected timing and completion of proposed merger, the concurrent financing, Slates’s clinical development plans, and future performance of the combined company. These statements are subject to risks and uncertainties which are described in our current and future SEC filings, which we urge you to read as they become available.

With that, I’ll now turn the call over to Alex Sapir, President and Chief Executive Officer of Fulcrum Therapeutics.

Alex Sapir

President and Chief Executive Officer, Fulcrum Therapeutics

Thank you, Chris.

This morning, we announced that Fulcrum has entered into a merger agreement with Slate Medicines in an all-stock transaction.

Joining me on today’s call is Gregory Oakes, Chief Executive Officer of Slate Medicines, who is expected to become Chief Executive Officer of the combined company following the closing of the transaction. I will review the details of the proposed transaction and the concurrent financing, and Greg will then provide an overview of Slate, its strategy, and its pipeline.

Since our June announcement regarding pociredir, Fulcrum’s board and management have been actively conducting a comprehensive review of strategic alternatives with the goal of maximizing long-term stockholder value and believe that this proposed combination with Slate represents a high potential value-creation opportunity for Fulcrum stockholders.

With the announced $245 million private placement of Slate’s common stock and common stock equivalents that includes a syndicate of leading healthcare investors led by Frazier Life Sciences, with participation from Forbion, RA Capital Management, Deep Track Capital, Foresite Capital, OrbiMed, RTW Investments, and Mingxin Capital, we believe the combined company will be well-capitalized to execute on its clinical development strategy.

Upon consummation of the proposed transaction, the combined company’s cash balance is expected to provide runway into 2029. Under the terms of the business combination agreement, on a fully diluted basis, pre-merger Fulcrum stockholders are expected to own approximately 5% of the combined company, pre-merger Slate stockholders are expected to own approximately 55.9%, and investors participating in the concurrent private placement are expected to own approximately 39.1%.

For a 5% ownership level in the combined company, Fulcrum expects to contribute a net cash balance at close of $20.3 million, providing Fulcrum stockholders the opportunity to participate in the potential upside of Slate’s pipeline as it advances. With the additional cash of approximately $270 million at close, Fulcrum intends to pay a special cash dividend to pre-merger Fulcrum stockholders.

We would like to thank the Fulcrum and Slate board members for their support in approving the transaction, which is, of course, subject to stockholder approval and customary closing conditions. Following the Closing, Slate’s Board of Directors is expected to serve as the board of the combined company and Slate’s current senior management team will operate the combined company. The combined company is expected to be renamed Slate Medicines, Inc. and begin trading on Nasdaq under the ticker symbol SLTE. We expect the merger proposal to close in the fourth quarter of 2026.

We at Fulcrum have been impressed with the leadership and quality of the programs at Slate and have confidence in their ability to deliver on their strategy going forward. We believe that this transaction offers our stockholders a compelling opportunity for short and long-term value creation.

Now, I’d like to pass it over to Gregory Oakes, CEO of Slate Medicines. Greg, over to you.

Gregory Oakes

Chief Executive Officer and Board Director, Slate Medicines, Inc.

Thank you, Alex.

We’re thrilled today to announce our planned merger with Fulcrum Therapeutics. I want to thank the Fulcrum team and board for their collaboration and confidence in Slate’s team and strategy. Before I continue, I’ll point out that additional information on Slate is available in our corporate overview, which can be found on the Slate website.

Slate Medicines was founded with the mission to advance a pipeline of potentially best-in-class, next-generation therapeutics that we believe can meaningfully expand treatment options for migraine patients.

Migraine is far more than a headache, it is a prevalent and disabling neurological disease. Migraine is the leading cause of disability in people under the age of 50, and it disproportionately affects women.

The migraine field has seen great advancements with the advent of CGRP targeted therapeutics; however, a significant unmet need remains for the many patients that do not fully respond to the existing therapeutics. In pivotal studies of CGRP targeted therapeutics in chronic migraine prevention, only about half of patients achieve a greater than 50% reduction in monthly migraine days, and only 20% achieve a greater than 75% reduction. Despite many patients being underserved by the existing standard of care, the market for CGRP targeted therapeutics was over $5 billion in 2025 and is projected to more than double to over $10 billion at peak. We believe there is a significant opportunity to advance orthogonal approaches to migraine prevention and improve outcomes for patients.

Executing on our ambitious mission requires a great team, and I am fortunate to be surrounded at Slate by a group of experienced biopharma executives, including Neil Buckley, our President and Chief Operating Officer; Dr. Roger Cady, our Chief Medical Officer; and John Umstead, our Chief Financial Officer, who all have a personal commitment to improving treatment options in migraine. We’re also supported by our newly announced Scientific and Clinical Advisory Boards, comprising internationally recognized neurologists and headache researchers, giving us an exceptional vantage point as we work to bring a differentiated approach to migraine prevention.

Our lead program SLTE-1009, is a monoclonal antibody that is designed to bind both PACAP and VIP, two neuropeptides that play foundational roles in migraine pathophysiology. PACAP blockade has shown encouraging clinical data in the prevention of migraine, and we believe the dual blockade of PACAP and VIP with a single monoclonal antibody offers the potential for enhanced efficacy relative to PACAP-only targeting therapeutics. SLTE-1009 was also engineered with half-life extension to enable subcutaneous dosing, with the potential to enable quarterly administration.

We have received clearance to initiate a Phase 1 healthy volunteer study in Australia, with topline safety and pharmacokinetic data anticipated mid-year 2027. Following that readout, we plan to move into a Phase 2 dose-range finding study of SLTE-1009 in migraine patients in the second half of 2027.

Beyond our lead program, we’re also developing SLTE-2100, a bispecific antibody targeting PACAP/VIP and CGRP, currently in lead optimization. This program is expected to enter clinical trials in the second half of 2027. We also have a third undisclosed program in the migraine space that we look forward to sharing more details on in the future.

The $245 million private placement, combined with existing cash on hand, is expected to provide Slate runway into 2029 and a number of potential value-driving catalysts, including our planned Phase 1 healthy volunteer study and Phase 2 dose-range finding study for SLTE-1009, the advancement of SLTE-2100 into the clinic and through a Phase 2a proof-of-concept study, and further development of our pipeline.

We’re energized through our planned merger with Fulcrum to continue to build a world-class, migraine-focused biotech company and advance our pipeline of potentially best-in-class, next-generation therapeutics. We believe the combined company will be well-positioned to deliver value for our combined stockholder base, and most importantly for migraine patients.

On behalf of Slate Medicines, thank you to the Fulcrum team for your partnership, and we look forward to working closely together through completion of the merger.

With that, I’ll hand the call back to the operator.

Operator

Ladies and gentlemen, this concludes today’s call. All parties may now disconnect.

Forward-Looking Statements

This communication and the documents filed as exhibits hereto contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction involving Fulcrum and Slate, including the conditions to, and timing of, closing of the proposed transaction, the Board of Directors and management of the combined company, the percentage ownership of the combined company (which is subject to adjustment based on the amount of Fulcrum’s net cash as of the closing of the proposed transaction), the potential of Fulcrum stockholders to receive cash distributions (including the amount thereof), the parties’ ability to consummate the proposed transaction and Slate private placement financing, including the intended use of net proceeds from the Slate private placement financing and the expected timing of closing and completion of the private placement financing, the combined company’s expected cash runway and the sufficiency of the combined company’s cash to fund operations into 2029, the listing of the combined company’s shares on Nasdaq, the expectations surrounding the potential, safety, efficacy, and regulatory and clinical progress of Slate’s product candidates, including SLTE-1009, and anticipated milestones and timing, among others.

Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation, risks with respect to: (i) the timely satisfaction of the conditions to the closing of the proposed transaction, including the failure to timely or at all obtain stockholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Fulcrum and Slate to consummate the proposed transaction; (iii) the ability of Fulcrum and Slate to integrate their businesses successfully and to achieve anticipated synergies; (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the combined company’s operations, and the anticipated tax treatment of the combination; (v) potential litigation relating to the proposed transaction that could be instituted against Fulcrum, Slate or their respective directors; (vi) possible disruptions from the proposed transaction that could harm Fulcrum’s and/or Slate’s respective businesses; (vii) the ability of Slate to retain, attract and hire key personnel; (viii) potential adverse reactions or changes to relationships with employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Fulcrum’s or Slate’s financial performance; (x) certain restrictions during the pendency of the proposed transaction that may impact Fulcrum’s or Slate’s ability to pursue certain business opportunities or strategic transactions; (xi) the combined company’s need for additional funding, which may not be available on favorable terms or at all; (xii) potential failure to identify additional product candidates and develop or commercialize marketable products; (xiii) the early stage of the combined company’s development efforts; (xiv) potential unforeseen events during clinical trials could cause delays or other adverse consequences; (xv) risks relating to the regulatory approval process; (xvi) interim, topline and preliminary data may change as more patient data become available, and are subject to audit and verification procedures that could result in material changes in the final data; (xvii) the combined company’s product candidates may cause serious adverse side effects; (xviii) inability to maintain existing or future collaborations, or the failure of these collaborations; (xix) the combined company’s reliance on third parties, including for the manufacture of materials for research programs, preclinical and clinical studies; (xx) failure to obtain U.S. or international marketing approval; (xxi) ongoing regulatory obligations; effects of significant competition; (xxii) unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives; (xxiii) product liability lawsuits; (xxiv) securities class action litigation; (xxv) the impact of general economic conditions on their respective business and operations, including the combined company’s preclinical studies and clinical trials; (xxvi) the possibility of system failures or security breaches; risks relating to intellectual property; (xxvii) significant costs incurred as a result of operating as a public company; (xxviii) the risk that, as a result of adjustments to the exchange ratio, Fulcrum stockholders and Slate stockholders could own less of the combined company than is currently anticipated, including as a result of the determination of Fulcrum’s net cash; (xxix) risks related to the market price of Fulcrum’s common stock relative to the value implied by the exchange ratio; (xxx) the risk that the concurrent private placement financing is not consummated; and (xxxi) such other factors as are set forth in Fulcrum’s periodic public filings with the SEC, including but not limited to those described under the heading “Risk Factors” in Fulcrum’s Quarterly Report on Form 10-Q for the period ended June 30, 2026. Fulcrum and Slate can give no assurance that any or all of the conditions to the proposed transaction will be satisfied. Except as required by applicable law, Fulcrum and Slate undertake no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication and the information contained herein is not intended to and does not constitute (i) a solicitation of a proxy, consent or approval with respect to any securities or in respect of the proposed merger or (ii) an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the proposed merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS COMMUNICATION IS TRUTHFUL OR COMPLETE.

Additional Information and Where to Find It

This communication is not a substitute for the registration statement or for any other document that Fulcrum may file with the SEC in connection with the proposed merger. In connection with the proposed merger between Fulcrum and Slate, Fulcrum intends to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a proxy statement/prospectus of Fulcrum. FULCRUM URGES INVESTORS AND STOCKHOLDERS TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FULCRUM, SLATE, THE PROPOSED MERGER AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed by Fulcrum with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Stockholders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger. In addition, investors and stockholders should note that Fulcrum communicates with investors and the public using its website (ir.fulcrumtx.com).

Participants in the Solicitation

Fulcrum, Slate and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed merger. Information about Fulcrum’s directors and executive officers, including a description of their interests in Fulcrum, is included in Fulcrum’s definitive proxy statement on Schedule 14A for its 2026 Annual Meeting of Stockholders as filed with the SEC, and in filings by such individuals on Form 4. Additional information regarding these persons and their interests in the transaction will be included in the proxy statement/prospectus relating to the proposed merger when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.